SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of December, 2009
Man Sang International (B.V.I.) Limited
Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit Number	Description
99.1	Announcement dated December 16, 2009 regarding the unaudited financial results of Man Sang International Limited and its subsidiaries for the six months ended 30 September 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2009	MAN SANG INTERNATIONAL (B.V.I.) LIMITED

	By:	/s/ Cheng Chung Hing, Ricky
CHENG Chung Hing, Ricky
Chairman of the Board

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAN SANG INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 938)

UNAUDITED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

The board of directors (the "Board") of Man Sang International Limited (the "Company") is pleased to announce the unaudited financial results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 September 2009, together with the unaudited comparative figures for the corresponding period in the year 2008. The results have been reviewed by the Company's audit committee.

INTERIM RESULTS HIGHLIGHTS

	For the six months
	ended 30 September
	2009	2008	Increase/(Decrease)
	HK$'000	HK$'000	HK$'000	Percentage
Revenue	148,602	211,937	(63,335)	(29.88%)

Profit/(Loss) attributable to shareholders of the Company	20,166	(21,669)	41,835	193.06%

	HK cents per share

Earnings/(Loss) per share — basic	1.65 cents	(1.77 cents)

Interim dividend per share	3.00 cents	Nil
Book close date for interim dividend	5 January 2010
Expected payable date for interim dividend	On or around 20 January 2010

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2009

		For the six months
		ended 30 September
		2009	2008
	Notes	HK$'000	HK$'000
		(unaudited)	(unaudited)
REVENUE	4	148,602	211,937
Cost of sales		(94,903)	(122,982)

Gross profit		53,699	88,955
Other income and gains, net	4	8,883	6,467
Selling and distribution costs		(6,850)	(12,875)
Administrative expenses		(37,454)	(46,233)
Net unrealised loss on financial assets at fair value through profit or
loss		(1,396)	(5,211)
Fair value loss on investment properties		—	(115,083)
Finance costs		(255)	—
Share of profit/(loss) of an associate		49	(40)

Profit/(Loss) before tax	5	16,676	(84,020)

Tax	6	(2,077)	23,770

Profit/(Loss) for the period		14,599	(60,250)

Attributable to:
Shareholders of the Company		20,166	(21,669)
Minority interests		(5,567)	(38,581)

		14,599	(60,250)

Dividend — interim	7	36,742	—

Earnings/(Loss) per share attributable to
shareholders of the Company	8
— Basic		HK1.65 cents	(HK1.77 cents)

— Diluted		HK1.63 cents	N/A

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 September 2009

	For the six months
	ended 30 September
	2009	2008
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Profit/(Loss) for the period	14,599	(60,250)

Other comprehensive income/(loss):

Exchange difference on translation of foreign operations	(48)	24,441
Change in deferred tax liability of property revaluation arising from tax rate
change	—	(238)

Other comprehensive (loss)/income for the period, net of tax	(48)	24,203

Total comprehensive income/(loss) for the period, net of tax	14,551	(36,047)

Attributable to:
Shareholders of the Company	20,112	(6,778)
Minority interests	(5,561)	(29,269)

	14,551	(36,047)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 September 2009

		30 September 2009	31 March 2009
	Notes	HK$'000	HK$'000
		(unaudited)	(audited)
Non-current assets
Property, plant and equipment		38,347	40,158
Investment properties		845,390	845,384
Prepaid land lease payments		27,419	27,776
Properties under development		—	201,328
Investment properties under construction		189,246	—
Interest in an associate		102	52
Deferred tax assets		1,925	—

Total non-current assets		1,102,429	1,114,698

Current assets
Inventories		41,154	41,942
Properties under development		54,353	—
Completed properties held for sale		165,846	179,619
Trade and other receivables	9	173,658	226,553
Financial assets at fair value through profit or loss		12,759	18,619
Tax recoverable		2,728	3,479
Restricted cash		17,000	17,000
Cash and cash equivalents		558,969	462,766

Total current assets		1,026,467	949,978

Current liabilities
Trade and other payables	10	471,153	439,456
Income taxes payable		72,951	68,507
Interest-bearing bank loans		180,797	90,400

Total current liabilities		724,901	598,363

Net current assets		301,566	351,615

Total assets less current liabilities		1,403,995	1,466,313

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

30 September 2009

		30 September 2009	31 March 2009
	Notes	HK$'000	HK$'000
		(unaudited)	(audited)
Non-current liabilities
Interest-bearing bank loans		22,600	101,700
Deferred tax liabilities		100,445	102,192

Total non-current liabilities		123,045	203,892

Net assets		1,280,950	1,262,421

Equity
Equity attributable to shareholders of the Company
Issued capital		122,474	122,474
Reserves		1,015,344	991,254

		1,137,818	1,113,728
Minority interests		143,132	148,693

Total equity		1,280,950	1,262,421

Notes:

1.	BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 Interim Financial Reporting issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the annual consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 March 2009.

2.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements have been prepared under the historical cost basis, except for financial assets at fair value through profit or loss, investment properties and buildings, which are stated at fair values.

The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the preparation of the Group's annual financial statements for the year ended 31 March 2009 and in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, HKASs and Interpretations ("Int")) issued by HKICPA, except that the Group has in the current period applied, for the first time the following new and revised HKFRSs:

HKFRS 1 and	Amendments to HKFRS 1 First-time Adoption of HKFRSs and
HKAS 27 Amendments	HKAS 27 Consolidated and Separate Financial Statements — Cost
of an Investment in a Subsidiary, Jointly Controlled Entity or
Associate
HKFRS 2 Amendments	Amendments to HKFRS 2 Share-based Payment — Vesting Conditions and Cancellations
HKFRS 7 Amendments	Amendments to HKFRS 7 Financial Instruments: Disclosure —
Improving Disclosures
HKFRS 8	Operating Segments
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 Amendments	Amendments to HKAS 32 Financial Instruments: Presentation and
HKAS 1 Presentation of Financial Statements — Puttable Financial
Instruments and Obligations Arising on Liquidation
HK International Financial Reporting	Amendments to HK(IFRIC) - Int 9 Reassessment of Embedded
Interpretations Committee ("IFRIC") — Int	Derivatives and HKAS 39 Financial Instruments: Recognition and
9 and HKAS 39 Amendments	Measurement — Embedded Derivatives
HK(IFRIC) — Int 13	Customer Loyalty Programmes
HK(IFRIC) — Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) — Int 16	Hedges of a Net Investment in a Foreign Operation

Apart from the above, the HKICPA has issued Improvements to HKFRSs* in October 2008 which sets out amendments to a number of HKFRSs primarily with a view to removing inconsistencies and clarifying wordings. Except for the amendments to HKFRS 5 which is effective for annual periods on or after 1 July 2009, other amendments are effective for annual periods beginning on or after 1 January 2009 although there are separate transitional provisions for each standard.

*

Improvements to HKFRSs contains amendments to HKFRS 5, HKFRS 7, HKAS 1, HKAS 8, HKAS 10, HKAS 16, HKAS 18, HKAS 19, HKAS 20, HKAS 23, HKAS 27, HKAS 28, HKAS 29, HKAS 31, HKAS 34, HKAS 36, HKAS 38, HKAS 39, HKAS 40 and HKAS 41.

Except for HKAS 1 (Revised), HKFRS 8 and amendments to HKAS 40 giving rise to new accounting policies and additional disclosure as further described below, the adoption of the new interpretations and amendments has had no significant effect on these condensed consolidated interim financial statements.

HKAS 1 (Revised) prohibits the presentation of items of income and expenses, which are "non-owner changes in equity", in the statement of changes in equity. These items have to be presented separately from owner changes in equity and shown in a performance statement. The Group has elected to present two performance statements including an income statement and a statement of comprehensive income. The interim financial information has been prepared under the revised disclosure requirements.

HKFRS 8 replaces HKAS 14 Segment Reporting. It requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The adoption of this standard did not have any material impact on the disclosure of segment information.

As a result of the amendments to HKAS 40, investment property which is under construction will be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in profit or loss. Previously such property was carried at cost until the construction was completed at which time it was fair valued with any gain or loss being recognised in profit or loss. This amendment is applied prospectively. As a result of this amendment, the Group has reclassified HK$171 million from properties under development to investment properties under construction. The Group has concluded that the fair value of its investment properties under construction cannot be measured reasonably, therefore, the Group's investment properties under construction continue to be measured at cost until construction is completed.

3.	SEGMENT INFORMATION

The Group determines its operating segments based on the reports reviewed by the chief operating decision- maker that are used to make strategic decisions.

The Group has two reportable operating segments. The Group's operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group's reportable operating segments represents a strategic business unit that are subject to risks and returns that are different from the other reportable operating segment. Summary details of the reportable operating segments are as follows:

(i)	Pearls and jewelry — Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products; and

(ii)	Property development and investment — Development, sales and leasing of properties.

The following tables present revenues and results of the Group's reportable operating segments for the six months ended 30 September 2009 and 2008, respectively.

	Pearls and	Property development
	jewelry	and investment	Consolidated
	HK$'000	HK$'000	HK$'000
2009	(unaudited)	(unaudited)	(unaudited)
Revenue
External sales or rentals	116,155	32,447	148,602

Segment results	11,090	5,324	16,414

Interest and dividend income and other
unallocated gains			7,845
Unallocated expenses			(7,377)
Finance costs			(255)
Share of profit of an associate			49

Profit before tax			16,676

	Pearls and	Property development
	jewelry	and investment	Consolidated
	HK$'000	HK$'000	HK$'000
2008	(unaudited)	(unaudited)	(unaudited)
Revenue
External sales or rentals	190,441	21,496	211,937

Segment results	34,901	(115,243)	(80,342)

Interest and dividend income and other			5,673
unallocated gains
Unallocated expenses			(9,311)
Share of loss of an associate			(40)

Loss before tax			(84,020)

4.	REVENUE, OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents (i) the net amounts received and receivable in respect of goods sold, less returns and allowances, by the Group to outside customers during the period; (ii) the aggregate of gross proceeds from the sale of properties during the period; and (iii) the gross amounts received and receivable in respect of leasing of investment properties during the period.

An analysis of the Group's revenue, other income and gains, net is as follows:

	For the six months
	ended 30 September
	2009	2008
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Revenue
Sales of pearls and jewelry	116,155	190,441
Sales of properties	20,060	9,135
Rental income	12,387	12,361

	148,602	211,937

Other income
Bank interest income	876	5,298
Dividend income from financial assets at fair value
through profit or loss	374	375
Others	1,033	661

	2,283	6,334

Gains, net
Gain on disposal of financial assets at fair value
through profit or loss, net	6,595	—
Gain on disposal of items of property, plant and equipment	5	133

	6,600	133

Other income and gains, net	8,883	6,467

5.	PROFIT/(LOSS) BEFORE TAX

	For the six months
	ended 30 September
	2009	2008
	HK$'000	HK$'000
	(unaudited)	(unaudited)
The Group's profit/(loss) before tax is arrived at
after charging/(crediting):
Finance costs:
Interest on bank borrowings	5,868	8,641
Less: Amount capitalised	(5,613)	(8,641)

	255	—

Staff costs, including directors' emoluments	34,604	32,046
Depreciation of property, plant and equipment	3,781	4,986
Amortisation of prepaid land lease payments	357	382

6.	TAX

	For the six months
	ended 30 September
	2009	2008
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Current income taxes:
Hong Kong profits tax	1,617	3,208
PRC corporate income tax	3,943	—
PRC land appreciation tax	215	1,361

	5,775	4,569

Deferred	(3,698)	(28,339)

Total tax charge/(credit) for the period	2,077	(23,770)

Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 16.5% (six months ended 30 September 2008: 16.5%) on the estimated assessable profits arising in Hong Kong during the period.

PRC corporate income tax

The PRC corporate income tax in respect of operations in Mainland China is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

PRC land appreciation tax

PRC land appreciation tax is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

7.	DIVIDEND

	For the six months
	ended 30 September
	2009	2008
	HK$'000	HK$'000
	(unaudited)	(unaudited)
2009 interim dividend, declared, of HK3.00 cents
(six months ended 30 September 2008: Nil) per ordinary share	36,742	—

At the board meeting held on 16 December 2009, the Board declared an interim dividend of HK3.00 cents per ordinary share for the six months ended 30 September 2009 (six months ended 30 September 2008: Nil). This dividend has not been reflected as dividend payable in the unaudited condensed consolidated interim financial statements.

8.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings per share amount is based on the profit for the six months ended 30 September 2009 attributable to shareholders of the Company of approximately HK$20,166,000 (unaudited) (six months ended 30 September 2008: loss of HK$21,669,000), and the weighted average number of 1,224,740,207 (six months ended 30 September 2008: 1,224,740,207) ordinary shares in issue during the six months ended 30 September 2009.

The calculation of diluted earnings per share amount for the six months ended 30 September 2009 is based on the profit for the six months ended 30 September 2009 attributable to shareholders of the Company of approximately HK$20,166,000 (unaudited) and 1,238,809,915 ordinary shares, which represented the weighted average of 1,224,740,207 ordinary shares in issue during the six months ended 30 September 2009, and the weighted average of 14,069,708 ordinary shares deemed to have been issued at no consideration on the deemed exercise of all the outstanding share options during the six months ended 30 September 2009.

A dilutive loss per share amount for six months ended 30 September 2008 is not presented as all the share options had an anti-dilutive effect on the basic loss per share for that period.

9.	TRADE AND OTHER RECEIVABLES

The Group allows an average credit period of 60 days to its trade customers. The carrying amounts of the trade and other receivables are considered a reasonable approximation of fair value as these financial assets which are measured at amortised cost, are expected to be paid within a short timescale, such that the time value of money impact is not significant.

Included in trade and other receivables of the Group are trade receivables of HK$93,634,000 (unaudited) (31 March 2009: HK$98,649,000) and their ageing analysis after credit period is as follows:

	30 September 2009	31 March 2009
	HK$'000	HK$'000
	(unaudited)	(audited)
0 to 60 days	70,305	52,842
61 to 120 days	6,572	9,564
Over 120 days	16,757	36,243

	93,634	98,649

10.	TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables of HK$137,282,000 (unaudited) (31 March 2009: HK$109,964,000) and their ageing analysis after payment due date is as follows:

	30 September 2009	31 March 2009
	HK$'000	HK$'000
	(unaudited)	(audited)
0 to 60 days	133,149	98,744
61 to 120 days	2,573	992
Over 120 days	1,560	10,228

	137,282	109,964

DIVIDEND

The Board has resolved to declare an interim dividend of HK3.00 cents per share for the six months ended 30 September 2009 (six months ended 30 September 2008: Nil), payable to shareholders whose names appear on the Register of Members of the Company on Tuesday, 5 January 2010.

The interim dividend will be paid on or around Wednesday, 20 January 2010.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed on Tuesday, 5 January 2010, on which day, no transfer of shares will be registered. In order to qualify for the interim dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 4 January 2010.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Pearl Operations

The global economic downturn triggered by the United States financial and credit crisis in second half of 2008 has badly hit the Hong Kong economy. Merchandise exports, including re- exports, declined by 17% and 14% for first two quarters of 2009 and the third quarter of 2009, respectively, as compared to the same periods in 2008. Though there are signs that demand for export has ceased to worsen, however, the future development of global economy, particularly in the luxury product market, is still hard to predict. Persistent high unemployment rates were posted in the United States and Europe, in which our major customers operate. We anticipate the economies of the United States and Europe will take longer to stabilise and recover. Customers remain cautious about increasing their levels of inventory, which adversely affects demands for products in our Pearl Operation. With the difficult business environment for Pearl Operation, we will continue to monitor the effects of the financial crisis in the markets where we operate and to adopt appropriate business and financial management policies in order to capture business growth opportunities when the economy improves.

Real Estate Operations

The fiscal stimulus programs initiated by the Chinese government creating additional liquidity of RMB4,000 billion have produced results. China's gross domestic product ("GDP"), according to the National Bureau of Statistics of China, grew by 7.7% in first three quarters of 2009. The Chinese government has also introduced measures to stabilise the real estate market, such as lowering the required minimum amount of down payment and exemption of stamp duty and business tax on certain property transactions. In response to tightening financial and credit markets, the People's Bank of China has reduced the one year base lending rate from 7.47% to 5.31%.

As a result of the implementation of the stimulus measures, signs of stabilisation in economic conditions emerge, illustrated by the upward growth trend of quarterly GDPs and fixed asset investments during the first three quarters in 2009. China is well-positioned to maintain economic growth during the current global financial crisis. Our promoting activities for China Pearls and Jewellery Project ("CP&J Project") have also borne fruits, revenue of our Real Estate Operations increased by 51% from HK$21.5 million for the six months ended 30 September 2008 to HK$32.4 million for the six months ended 30 September 2009. We anticipate the performance of real estate sector in the PRC will improve provided that the global economic conditions would not worsen further and that no macroeconomic measures would be taken to restrict the growth in the real estate sector. We continue to hold an optimistic view on the real estate market in China in the medium to longer term.

Financial Review

The Group has two main business segments during the period. One business segment is in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products (the "Pearl Segment") while the other is in property development and investment (the "Property Segment").

Revenue and Gross Profit

(i)	Pearl Segment

Net sales attributable to our Pearl Segment decreased by HK$74.3 million, or 39.0%, from HK$190.4 million for the six months ended 30 September 2008 to HK$116.1 million for the six months ended 30 September 2009 due to the decrease in market demand worldwide, as a result of the current global economic contraction and recession.

Gross profit decreased by HK$26.5 million or 36.9%, from HK$71.9 million for the six months ended 30 September 2008 to HK$45.4 million for the six months ended 30 September 2009. Such decrease was primarily attributable to the decrease in net sales in our overall market due to the global economic downturn. Gross profit margin attributable to our Pearl Segment increased from 37.8% for the six months ended 30 September 2008 to 39.1% for the six months ended 30 September 2009. The increase in gross profit margin was primarily a result of the lower cost of pearls sourced from the PRC caused by slackened demand.

(ii)	Property Segment

For the six months ended 30 September 2009, the Property Segment recorded a total revenue of HK$32.4 million (six months ended 30 September 2008: HK$21.5 million) including the sales of properties in CP&J Project and rental income from the investment properties.

Income from the sales of properties in CP&J Project increased more than a double from HK$9.1 million for the six months ended 30 September 2008 to HK$20.1 million for the six months ended 30 September 2009. To improve sales, preferential discounts were offered to investors who purchased the shops in large numbers during the current period, resulting in a decrease in a gross margin from 67% for the six months ended 30 September 2008 to 26% for the six months ended 30 September 2009.

Rental income maintained at HK$12.4 million for both the six months ended 30 September 2008 and 2009. Rental income amounting to HK$9.2 million (six months ended 30 September 2008: HK$8.7 million) and HK$3.2 million (six months ended 30 September 2008: HK$3.7 million) were from the properties of CP&J Project and other properties in Hong Kong and the PRC respectively.

Selling and Administrative Expenses (the "S&A expenses")

(i)	Pearl Segment

S&A expenses slightly increased by HK$0.8 million, or 2.0% from HK$39.9 million for the six months ended 30 September 2008 to HK$40.7 million for the six months ended 30 September 2009. The increase was primarily due to an increase of HK$4.0 million in share based payment for share options granted under staff incentive scheme. This increase was partially offset by a decrease of HK$1.6 million in provision for doubtful debts and a decrease of HK$0.8 million in the marketing expenses.

(ii)	Property Segment

S&A expenses decreased by HK$15.6 million, or 81.3% from HK$19.2 million for the six months ended 30 September 2008 to HK$3.6 million for the six months ended 30 September 2009. The decrease was mainly due to a decrease of HK$4.5 million in advertising and promotion costs associated with CP&J Project and the write-back of allowance for doubtful debts of HK$5.5 million.

Net unrealised loss on financial assets at fair value through profit or loss

Under a volatile stock market, net unrealised loss on financial assets (listed equity investments in Hong Kong) amounted to HK$1.4 million was recorded for the six months ended 30 September 2009 against net unrealised loss amounted to HK$5.2 million for the six months ended 30 September 2008. The Group did not hold any derivative or structured financial products as at the date hereof.

Profit/(Loss) attributable to shareholders

The Group recorded a profit attributable to shareholders of HK$20.2 million for the six months ended 30 September 2009 against a loss attributable to shareholders of HK$21.7 million for the six months ended 30 September 2008. The significant loss for the six months ended 30 September 2008 was primarily due to the decrease in fair value of the investment properties of HK$115.1 million. No similar devaluation was made in the current period.

Liquidity and capital resources

At 30 September 2009, the Group's total shareholders' funds amounted to HK$1,137.8 million (31 March 2009: HK$1,113.7 million). At 30 September 2009, the Group had working capital of HK$301.6 million (31 March 2009: HK$351.6 million). With the committed banking facilities in place and cash on hand, the Group has adequate financial resources to meet our anticipated future liquidity requirements. Cash and cash equivalents amounted to HK$559.0 million (31 March 2009: HK$462.8 million) and accounted for 54% (31 March 2009: 49%) of Group's total current assets at 30 September 2009. Current ratio decreased from 1.6 at 31 March 2009 to 1.4 at 30 September 2009.

At 30 September 2009, the Group's total secured bank loans were HK$203.4 million (31 March 2009: HK$192.1 million) which was mainly associated with CP&J Project. Gearing ratio, represents the ratio of total bank borrowings to total equity attributable to shareholders, was 0.18 as at 30 September 2009 (31 March 2009: 0.17).

At 30 September 2009, the Group had available bank facilities of HK$353.4 million (31 March 2009: HK$392.1 million) with various banks of which HK$203.4 million (31 March 2009: HK$192.1 million) has been drawn and HK$150.0 million (31 March 2009: HK$200.0 million) remained unutilised. The Group does not currently use any derivatives to manage our interest rate risk.

For the six months ended 30 September 2009, most of the Group's transactions were denominated in US dollars, Hong Kong dollars and Renminbi. Since the Hong Kong dollar remains pegged to the US dollar within a defined range, the Group has not been exposed to any significant foreign exchange risk, and therefore had not adopted any hedging measures. The Group has subsidiaries engaging in business in the PRC, with most of its transactions dominated in Renminbi. Since the Group obtains Renminbi through revenue and bank loans in the PRC for the settlement of liabilities in Renminbi, the Group was not exposed to any significant exchange risk on Renminbi.

PROSPECTS

Following the introduction of stimulus measures initiated by various governments, global economic contraction began to ease. There are signs of recovery in some economic sectors. The economy in China has taken the lead in the recovery; based on recently released data, China's GDP growth in 2009 is expected to meet the targeted 8%. However, there are still uncertainties and mixed signals in the global economy such as the persistent high unemployment rate in the United States and the latest news on Dubai World which have impacts on the consumer spending that may adversely affect our sales and profit.

Looking forward, we will continue to strengthen our operation and management and closely monitor the market trend and development. We are equipped to carry out timely and appropriate business and financial management policies to capture any opportunities when the economic conditions improve.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the six months ended 30 September 2009.

CORPORATE GOVERNANCE PRACTICES

The Board and the management of the Company committed to the maintenance of good corporate governance practices and procedure. During the six months ended 30 September 2009, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules except for code provisions A.2.1 and A.4.1.

According to code provision A.2.1, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Cheng Chung Hing assumes both roles during the reporting period up to 31 August 2009, the reasons were set out in the Corporate Governance Report contained in the Company's Annual Report for the year of 2008/2009. For the purpose of good corporate governance practice, the Company separated the roles of chairman and chief executive officer with effect from 1 September 2009. After separating the roles of chairman and chief executive officer, and becoming non-executive chairman on 6 October 2009, Mr. Cheng Chung Hing now focuses on the business strategy and direction of the Company, and continues to lead the Board in his new position while the newly appointed chief executive officer has taken up the responsibilities of day-to-day management of the Company's businesses and operations. The separation of roles and division of responsibilities between the chairman and the chief executive officer are now clearly established.

As required by code provision A.4.1, non-executive Directors should be appointed for a specific term, subject to re-election. Pursuant to relevant provisions of the bye-laws (the "Bye- Laws"), any director appointed to fill a casual vacancy shall hold office until the next annual general meeting of the Company and is therefore subject to re-election by the shareholders at that annual general meeting after his or her appointment. All Directors would retire at annual general meeting at least once every three years either by rotation pursuant to the retirement provisions of the Bye-Laws or on voluntary basis. At the annual general meeting of the Company held on 23 July 2009, Ms. Yan Sau Man, Amy and Mr. Lee Kang Bor, Thomas both retired from their office and were re-elected as Directors.

As such, the Company believes that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

On 1 September 2009, Mr. Lee Kang Bor, Thomas was redesignated as an executive Director and appointed as chief executive officer and Mr. Fung Yat Sang was appointed as an independent non-executive Director and the chairman of the audit committee of the Company. As at 30 September 2009, the Board consists of a total of seven Directors, comprising four executive Directors and three independent non-executive Directors.

AUDIT COMMITTEE

The audit committee of the Company, which comprises three independent non-executive Directors, namely Mr. Fung Yat Sang, Mr. Kiu Wai Ming and Mr. Lau Chi Wah, Alex, has reviewed the unaudited interim results of the Group for the six months ended 30 September 2009 and has recommended their adoption by the Board.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. The Company confirms that, having made specific enquiry of all Directors, all of the Directors confirmed that they had complied with the required standard as set out in the Model Code throughout the six months ended 30 September 2009.

FUTURE ARRANGEMENT IN RELATION TO THE SIMULTANEOUS DISSEMINATION OF FINANCIAL RESULTS OF THE COMPANY AND MAN SANG INTERNATIONAL (B.V.I.) LIMITED IN HONG KONG

Previously, Man Sang Holdings, Inc. ("MSHI"), the former holding company of the Company and a United States domestic issuer on NYSE Amex (formerly known as the American Stock Exchange), was required under the respective securities rules and regulations in the United States to report its financial results quarterly. In order to allow simultaneous dissemination of financial information of the Company in both NYSE Amex and Hong Kong, the quarterly results of the Company were also announced and published to the public at the same time. On 25 August 2009, shareholders of MSHI at a general meeting resolved that MSHI will be re-domiciled from the United States to the British Virgin Islands and as a result of which Man Sang International (B.V.I.) Limited ("MSBVI") has become the successor of MSHI and a non United States domestic issuer on NYSE Amex. Under the relevant securities rules and regulations in the United States, MSBVI will not be required to publish its results quarterly. In view of such, going forward, the Company will only publish the interim results and annual results of the Company in compliance with the requirements of Listing Rules in Hong Kong.

On behalf of the Board Man Sang International Limited CHENG CHUNG HING Chairman

Hong Kong, 16 December 2009

As at the date of this announcement, the Board comprises three executive Directors, namely Mr. Cheng Tai Po (Deputy Chairman), Mr. Lee Kang Bor, Thomas (Chief Executive Officer) and Ms. Yan Sau Man, Amy; one non-executive Director, namely Mr. Cheng Chung Hing (Chairman) and three independent non-executive Directors, namely Mr. Fung Yat Sang, Mr. Kiu Wai Ming and Mr. Lau Chi Wah, Alex.